Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2009(2)		2010(2)		2011		2012		2013		2014		2013
Net (loss) income	$(56,383)		$(39,066)		$6,920		$8,115		$40,338		$10,702		$12,966
Income tax (benefit) expense	(36,504)		(22,490)		5,838		8,353		22,977		7,317		5,079
Fixed charges	263,011		253,569		239,477		227,155		221,219		94,239		111,593

Earnings	170,124		192,013		252,235		243,623		284,534		112,258		129,638

Interest expense, net	191,455		185,517		170,524		156,762		146,112		56,266		74,508
Rent under leases representative of an interest factor (1/3)	71,556		68,052		68,953		70,393		75,107		37,973		37,085
Preferred dividends	0		0		0		0		0		0		0

Fixed charges	263,011		253,569		239,477		227,155		221,219		94,239		111,593

Ratio of earnings to fixed charges	0.6	x	0.8	x	1.1	x	1.1	x	1.3	x	1.2	x	1.2	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net (loss) income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $61.6 million and $92.9 million, respectively.